Exhibit 99.1

October 30, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice - Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Pursuant to Regulation 30 of SEBI LODR, please find enclosed a copy of the Postal Ballot Notice together with the Explanatory Statement, seeking approval of the Members by way of remote e-voting process, for appointment of Mr. N S Kannan (DIN: 00066009) as an Independent Director of the Company for a term of 5 years with effect from October 1, 2023 to September 30, 2028.

Please note that the Postal Ballot Notice is being sent only by electronic mode to the Members whose names appear on the Register of Members/list of Beneficial Owners as on Friday, October 27, 2023 and whose e-mail addresses are registered with the Company/Depositories.

The remote e-voting period commences at 9 AM IST on Tuesday, October 31, 2023, and ends at 5 PM IST on Wednesday, November 29, 2023. The results of the postal ballot will be declared on or before Friday, December 1, 2023.

The Postal Ballot Notice is also available on the Company’s website at https://www.wipro.com/investors/corporate-governance/e-voting-and-postal-ballot/.

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to and in compliance with the provisions of Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and 09/2023 dated September 25, 2023, issued by the Ministry of Corporate Affairs (“MCA Circulars”), Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India (“SS-2”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, that the resolution appended below for the appointment of Mr. N S Kannan (DIN: 00066009) as an Independent Director on the Board of Wipro Limited (the “Company”) is proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process (“e-voting”).

The explanatory statement pursuant to Section 102, 110 and other applicable provisions, if any, of the Act pertaining to the aforesaid resolution setting out the material facts concerning the appointment of Mr. N S Kannan is annexed hereto for your consideration.

The Board of Directors of the Company, at their meeting held on October 18, 2023, appointed Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835) or Ms. Devika Sathyanarayana (FCS 11323; CP 17024), Partners of V. Sreedharan & Associates, Company Secretaries, Bengaluru as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner.

In accordance with the provisions of the MCA Circulars and other applicable laws and regulations, shareholders can vote only through the remote e-voting process. Accordingly, the Company is pleased to offer a remote e-voting facility to all its shareholders to cast their votes electronically. Shareholders are requested to read the instructions in the Notes under the section “General information and instructions relating to e-voting” in this postal ballot notice (“Postal Ballot Notice”) to cast their vote electronically. Shareholders are requested to cast their vote through the e-voting process not later than 5 PM IST on Wednesday, November 29, 2023, to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

The Scrutinizer will submit their report to the Chairman of the Company after completion of scrutiny of the e-voting. The results shall be declared on or before Friday, December 1, 2023 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), and KFin Technologies Limited (“KFintech” or “Registrar and Share Transfer Agent” or “RTA”). The results will also be displayed at the Company’s registered office and on its website at www.wipro.com.

Resolution No. 1- To approve the appointment of Mr. N S Kannan (DIN: 00066009) as an Independent Director of the Company

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, Schedule IV and any other applicable provisions of the Companies Act, 2013 (“Act”) read with the Rules made thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“SEBI Listing Regulations”) (including any statutory modification(s) or re-enactment thereof for the time being in force), the Articles of Association of the Company and pursuant to the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Mr. N S Kannan (DIN: 00066009), who was appointed as an Additional Director in the capacity of Independent Director with effect from October 1, 2023 and has submitted a declaration that he meets the criteria of independence under Section 149(6) of the Act and Regulation 16(1)(b) of the SEBI Listing Regulations, and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director pursuant to Section 160 of the Act, be and is hereby appointed as an Independent Director of the Company for a term of 5 years with effect from October 1, 2023 to September 30, 2028, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Act.”

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: October 18, 2023

Place: Bengaluru

Notes:

1.

The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Friday, October 27, 2023 (“Cut-off date”). Please note, however, that those members who may not have received this Notice due to non-registration of their e-mail addresses with the Company/RTA/Depositories, are also entitled to vote in relation to the resolution as set out in this Notice.

2.

In line with the MCA Circulars, the Postal Ballot Notice is being sent only by electronic mode to those members whose e-mail addresses are registered with the Company/Depositories. Members may please note that the Postal Ballot Notice will also be available on the Company’s website at www.wipro.com, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Limited at https://evoting.kfintech.com.

3.

The Postal Ballot Notice will also be provided to the ADS Depository, who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker, or other nominee in DTC.

4.

Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032.

5.

In accordance with the provisions of the MCA Circulars, the Company has made arrangements for the shareholders to register their e-mail addresses. Therefore, those shareholders who have not yet registered their e-mail addresses are requested to register the same by following the procedure set out in the notes to this Postal Ballot notice.

6.

In accordance with the provisions of the MCA Circulars, Shareholders can vote only through the remote e-voting process. Physical copies of the Postal Ballot Notice and pre-paid business reply envelopes are not being sent to shareholders for this Postal Ballot.

7.	Resolution passed by the shareholders through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

8.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the members. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on Friday, October 27, 2023. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

9.

The resolutions, if passed by the requisite majority, shall be deemed to have been passed on Wednesday, November 29, 2023 i.e., the last date specified for receipt of votes through the e-voting process.

10.

All the material documents referred to in the explanatory statement will be available for inspection electronically until the last date for receipt of votes through the e-voting process. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com.

11.

In accordance with the proviso to Regulation 40(1) of the Listing Regulations, as amended from time to time, and read with SEBI circular no. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, transfer of securities of the Company including transmission and transposition requests shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them, eliminate all risks associated with physical holding and participate in corporate actions.

12.

SEBI, vide its circular nos. SEBI/HO/MIRSD/MIRSD_ RTAMB/P/CIR/2021/655 dated November 03, 2021, SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2021/687 dated December 14, 2021 and SEBI/HO/MIRSD/MIRSD-PoD1/P/CIR/2023/37 dated March 16, 2023, has mandated Members holding shares in physical form to submit PAN, nomination, contact details, bank account details and specimen signature in specified forms. Members may access www.wipro.com/investors/faqs/ for Form ISR-1 to register PAN/email id/bank details/other KYC details, Form ISR-2 to update signature and Form ISR-3 for declaration to opt out. Members may make service requests by submitting a duly filled and signed Form ISR-4 & ISR-5, the format of which is available on the Company’s website and on the website of the Company’s Registrar and Share Transfer Agent.

13.	The formats for Nomination and Updation of KYC details in accordance with the SEBI Circular are available on the Company’s website at www.wipro.com/investors.

General information and instructions relating to e-voting

Procedure for E-voting:

Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023, Shareholders are provided with the facility to cast their vote electronically, through any of the modes listed below, on the resolution set forth in this Notice, by way of remote e-voting:

MODES OF	THROUGH DEPOSITORIES		THROUGH DEPOSITORY
E-VOTING	NSDL	CDSL	PARTICIPANTS
Individual shareholders holding securities in demat mode

1.  Shareholders already registered for IDeAS facility may follow the below steps:

a)  Visit the following URL: https://eservices.nsdl.com

b)  On the home page, click on the “Beneficial Owner” icon under the ‘IDeAS’ section.

c)  On the new screen, enter User ID and Password. Post successful authentication, click on “Access to e- Voting” under e-voting services.

d)  Click on Company name or e- voting service provider name, i.e., KFintech and you will be re-directed to KFintech website for casting your vote.

1.  Shareholders already registered for Easi / Easiest facility may follow the below steps:

a)  Visit the following URL: https://web.cdslindia.com/my easitoken/home/login/ or www.cdslindia.com

b)  Click on the “Login” icon and opt for “New System Myeasi” (only applicable when using the URL: www.cdslindia.com)

c)  On the new screen, enter User ID and Password. Without any further authentication, the e- voting page will be made available.

d)  Click on Company name or e- voting service provider name, i.e., KFintech to cast your vote.

Shareholders may alternatively log–in using credentials of the demat account through their Depository Participants registered with NSDL / CDSL for the e-voting facility. On clicking the e- voting icon, shareholders will be re- directed to the NSDL / CDSL site, as applicable, on successful authentication.

Shareholders may then click on Company name or e-voting service provider name, i.e., KFintech and will be redirected to KFintech website for casting their vote.

MODES OF	THROUGH DEPOSITORIES		THROUGH DEPOSITORY
E-VOTING	NSDL	CDSL	PARTICIPANTS

2.  Shareholders who have not registered for IDeAS facility may follow the below steps:

a)  To register for this facility, visit the URL: https://eservices.nsdl.com

b)  On the home page, select “Register Online for IDeAS”

c)  On completion of the registration formality, follow the steps provided above.

3.  Shareholders may alternatively vote through the e-voting website of NSDL in the manner specified below:

a)  Visit the URL: https://www.evoting.nsdl.com/

b)  Click on the “Login” icon available under the ‘Shareholder/Member’ section.

c)  Enter User ID (i.e., 16-digit demat account number held with NSDL), Password / OTP, as applicable, and the verification code shown on the screen.

d)  Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page.

e)  Click on company name or e- Voting service provider name, i.e., KFintech and you will be redirected to KFintech website for casting your vote.

2.  Shareholders who have not registered for Easi/ Easiest facility may follow the below steps:

a)  To register for this facility, visit the URL: https://web.cdslindia.com/mye asitoken/home/login/

b)  On completion of the registration formality, follow the steps provided above.

3.  Shareholders may alternatively vote through the e-voting website of CDSL in the manner specified below:

a)  Visit the URL: www.cdslindia.com

b)  Enter the demat account number and PAN.

c)  Enter OTP received on mobile number & email registered with the demat account for authentication.

d)  Post successful authentication, the shareholder will receive links for the respective e-voting service provider, i.e., KFintech where the e-voting is in progress.

MODES OF	THROUGH DEPOSITORIES		THROUGH DEPOSITORY
E-VOTING	NSDL	CDSL	PARTICIPANTS
	4. For any technical assistance, Shareholders may contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 18001020990.	4. For any technical assistance, Shareholders may contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call at toll free no.: 1800225533.

MODE OF E-VOTING	THROUGH KFINTECH
Non-individual shareholders holding securities in demat mode and Shareholders holding securities in physical mode

1.  In case a Shareholder receives an email from KFintech [for Shareholders whose email IDs are registered with the Company/Depository Participants(s)], please follow the below instructions:

a)  Visit the following URL: https://evoting.kfintech.com

b)  Enter the login credentials (i.e., User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFin for e-voting, you can use your existing User ID and password for casting your vote.

c)  After entering these details appropriately, click on “LOGIN”.

d)  You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character (@, #, $, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e)  You need to login again with the new credentials.

f)   On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited’.

2.  Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032.

3.  For obtaining the User ID and Password for e-voting, Shareholders may refer the instructions below:

a)  If the mobile number of the Shareholder is registered against Folio No./DP ID Client ID, the Shareholder may send SMS: MYEPWD E-Voting Event Number+ Folio No. or DP ID Client ID to 9212993399

    Example for NSDL - MYEPWD IN12345612345678

    Example for CDSL - MYEPWD 1402345612345678

    Example for Physical - MYEPWD XXXX1234567890

b)  If e-mail address or mobile number of the Shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com, the Shareholder may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c)  Shareholder may call KFintech toll free number 1800-3094-001 for any assistance.

d)  Shareholder may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Shareholder whose e-mail IDs are available.

General Instructions on E-voting:

1.	Shareholders who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/ “Forgot Password” options available on the websites of Depositories/Depository Participants.

2.

The remote e-voting period commences at 9 AM IST on Tuesday, October 31, 2023 and ends at 5 PM IST on Wednesday, November 29, 2023. During this period, Shareholders of the Company, holding shares either in physical form or in dematerialized form, as on the Cut-off date of Friday, October 27, 2023, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on the resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

3.	The voting rights of Shareholders shall be in proportion to their share of the paid-up equity share capital of the Company as on the Cut-off date i.e., Friday, October 27, 2023.

4.

On the voting page, enter the number of shares (which represents the number of votes) as on the Cut-off date of Friday, October 27, 2023, under “FOR/AGAINST” for the item set out in the notice, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cut-off date. You may also choose the option “ABSTAIN”. If the Shareholder does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

5.	Shareholders holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat accounts.

6.	Corporate Members are required to access the link https://evoting.kfintech.com and upload a certified copy of the Board resolution authorizing their representative to vote on their behalf.

7.	You may then cast your vote by selecting an appropriate option and click on “Submit”.

8.

A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution, you will not be allowed to modify your vote. During the voting period, Shareholders can login any number of times till they have voted on the resolution.

9.

In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Shareholders may refer to the Help & Frequently Asked Questions (FAQs) and E-voting user manual available at the download section of https://evoting.kfintech.com/ or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032 or at einward.ris@kfintech.com, evoting@kfintech.com or call KFintech’s toll free No. 1-800- 3094-001 for any further clarifications.

10.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

11.

The Scrutinizer will submit their report to the Chairman after the completion of scrutiny, and the result of the voting will be announced by the Chairman or any Director of the Company duly authorized, on or before Friday, December 1, 2023 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

Explanatory Statement pursuant to Section 102 of the Companies Act, 2013

Appointment of Mr. N S Kannan (DIN: 00066009) as an Independent Director of the Company

Pursuant to Section 161 of the Companies Act, 2013 read with Article 164 of the Articles of Association of the Company, and pursuant to the recommendation of the Nomination and Remuneration Committee, the Board of Directors of the Company, vide resolution dated August 10, 2023, appointed Mr. N S Kannan as an Additional Director in the capacity of Independent Director of the Company, for a term of 5 years with effect from October 1, 2023 to September 30, 2028, subject to approval of members of the Company.

As per Regulation 17(1C) and 25(2A) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is required to take approval of shareholders for appointment of a person on the Board of Directors at the next general meeting or within a period of three months from the date of appointment, whichever is earlier, through a special resolution.

Skills and capabilities required and the manner in which Mr. N S Kannan meets such requirements:

In the opinion of the Board and the Nomination and Remuneration Committee, the following are the core skills/expertise/competencies required for the Independent Director in the context of the Company’s business: Wide Management and Leadership Experience, Functional and Managerial experience, Diversity, Personal Values and Corporate Governance, among others.

Mr. N S Kannan has extensive experience and exposure having been at the helm of companies in the Financial Services domain, including Banking and Insurance. He comes with leadership experience, and expertise across Finance, Strategy, Corporate Governance, Risk Management, among others. He is well poised to add significant value and strength to the Board and his prior experience enables him to provide the Board with valuable insights.

Based on his skills, experience, expertise and knowledge, the Nomination and Remuneration Committee and the Board have recommended the appointment of Mr. N S Kannan as an Independent Director pursuant to the provisions of sections 149 and 152 of the Companies Act, 2013.

The Company has received a declaration from Mr. N S Kannan confirming that he meets the criteria of independence under Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Further, the Company has also received consent from Mr. N S Kannan to act as a Director in terms of Section 152 of the Companies Act, 2013 and a declaration that he is not disqualified from being appointed as a Director in terms of Section 164 of the Companies Act, 2013. In terms of Section 160 of the Companies Act, 2013, the Company has received a notice in writing from a Member signifying his candidature for the office of Director.

Further, Mr. N S Kannan has confirmed that he is not aware of any circumstance or situation which exists or may be reasonably anticipated that could impair or impact his ability to discharge his duties as an Independent Director of the Company. Mr. N S Kannan has also confirmed that he is not debarred from holding the office of a Director by virtue of order passed by SEBI or any other such authority.

Pursuant to Rule 6 of the Companies (Appointment and Qualification of Directors) Rules, 2014, Mr. N S Kannan has enrolled his name in the online data bank maintained for Independent Directors with the Indian Institute of Corporate Affairs.

In the opinion of the Board of Directors, Mr. N S Kannan is eligible to be appointed as an Independent Director for a term of 5 consecutive years and fulfils the conditions specified in the Companies Act, 2013 and the rules made thereunder, for his appointment as an Independent Director of the Company and is independent of the Management.

The letter of appointment of Mr. N S Kannan setting out the terms and conditions of appointment shall be available for inspection by the Members electronically. Members seeking to inspect the same can send an email to corp-secretarial@wipro.com.

In line with the Company’s remuneration policy for Independent Directors, Mr. N S Kannan will be entitled to receive remuneration by way of sitting fees as approved by the Board, reimbursement of expenses for participation in the Board meetings and commission on a quarterly basis of such sum as may be approved by the Board and shareholders on the recommendation of the Nomination and Remuneration Committee within the overall limits of remuneration payable to all Non-Executive Directors under Companies Act, 2013, not exceeding 1% of the net profits of the Company during any financial year.

Except Mr. N S Kannan, being the appointee, or his relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution as set out in this Notice.

The Board of Directors recommends the resolution as set out in this Notice for approval of the Members by way of a Special Resolution.

Brief profile of Mr. N S Kannan:

Mr. N S Kannan brings over 30 years of experience in the Financial Services domain, including Banking and Insurance. Mr. Kannan has recently superannuated as the Managing Director and Chief Executive Officer at ICICI Prudential Life Insurance Co. Ltd. During his tenure as Managing Director and CEO, Mr. Kannan led the Company’s transformation into a multiproduct and multi-channel company. He has served in various leadership roles in the ICICI group, including as Executive Director and CFO of ICICI Bank. Mr. Kannan has also served as Chairman/Non-Executive Director of various ICICI group companies.

Mr. Kannan has also been part of various committees constituted by the Government of India and various regulatory bodies namely – the Reserve Bank of India, Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India and Life and General Insurance Councils.

Mr. Kannan holds a honours graduate degree in Mechanical Engineering from the National Institute of Technology (NIT), Trichy and is a distinguished alumnus of NIT (REC). He is a Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India (ICFAI) and holds a Postgraduate Diploma in Management from Indian Institute of Management, Bangalore, with a gold medal for best all-round performance.

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: October 18, 2023

Place: Bengaluru

Annexure-A

Details of Director seeking appointment through postal ballot by remote e-voting process (Pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard–2 on General Meetings)

Name of the Director	Mr. N S Kannan
Director Identification Number	00066009

Date of Birth	June 30, 1965

Age	58 years

Date of Appointment	October 1, 2023

Relationship with Directors and Key Managerial Personnel	None

Expertise in specific functional area	Wide functional and Managerial experience in Financial Management apart from general management functions

Qualification(s)	Postgraduate in management from IIM, Bangalore, Chartered Financial Analyst from the ICFAI, Honors Graduate degree in Mechanical Engineering from NIT, Trichy

Terms and conditions of appointment	Appointment as Independent Director for a term of 5 years with effect from October 1, 2023 to September 30, 2028, not subject to retirement by rotation

Remuneration last drawn (including sitting fees)	Refer note 2 below

Number of meetings of the Board attended during the financial year 2023-24 (up to the date of Postal Ballot notice)	Refer note 2 below

Board Membership in other Indian listed companies as on the date of this postal ballot notice	National Bank for Financing Infrastructure and Development

Chairmanship of committees in other Indian listed companies as on the date of this postal ballot notice	None

Number of shares held in the Company as on the date of this postal ballot notice	NIL

Listed companies from which the Director has resigned in the past three years	None

Notes:

1.

The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013.

2.	Since the date of his appointment, Mr. N S Kannan has attended one Board Meeting held over October 17-18, 2023. Mr. Kannan is entitled to Rs. 1,00,000/- as sitting fees for attending the meeting.